EXHIBIT 99.1

POET Technologies Reports Fourth Quarter 2022 Financial Results

TORONTO, March 31, 2023 (GLOBE NEWSWIRE) --  POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today reported its audited consolidated financial results for the fourth quarter ended December 31, 2022. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Fourth Quarter and Recent Business Highlights

The Company achieved the following during the three months ended December 31, 2022 and more recently:

  Successfully completed a non-brokered private placement of an aggregate 1,126,635 units of the Corporation at a price of C$3.81 (US$2.78) per unit for aggregate gross proceeds of C$4,292,479 (US$3,184,332).
  Released to production four optical engine products, further advancing the Company’s commercialization goals. The products included transmit and receive optical engines for 100G CWDM4 as well as receive optical engines for 200G FR4 and 400G FR4.
  Developed multi-engine 100G CWDM4 and 100G LR4 chip-on-board solutions for its lead customer, ADVA Optical Networking SE. ADVA will use POET’s multi-engine transmit and receive chips in an innovative pluggable solution that packs the functionality of four independent 100Gbit/s interfaces into a single QSFP-DD housing that is scalable to high volume as well as higher data rates.
  Began sampling 400G FR4 and 800G 2xFR4 receive optical engines in partnership with Luxshare Technology Co., Ltd., a global technology provider for data-communication facilities and enterprise-level products, to enable the sale of power-efficient and cost-optimized 400G and 800G transceiver solutions.
  Amended the terms of 1,764,720 common share purchase warrants with an expiry date of February 11, 2023 and an exercise price of C$11.50 to expire on May 11, 2023 at an exercise price of C$4.25. The Company had received US$5,475,102 from the exercise of 1,758,716 of these warrants by March 10, 2023.
  Demonstrated 800G optical engines and light source products at the 2023 OFC Conference and Exhibition, where the Company also hosted numerous meetings with potential customers, partners and media. Additionally, the Company introduced and showcased a live demonstration of “POET Infinity™”, a new chiplet-based transmitter platform for 400G, 800G and 1.6T pluggable transceivers and co-packaged optics solutions.
  Entered into an agreement with Beijing FeiYunYi Technology Ltd. (“BFYY”) to design optical engines for deployment of optical modules in the telecom market globally, beginning in China.  The agreement, valued at up to $1 million over a two-year period, includes NRE for POET and an initial purchase order for 10,000 units that will be used to sample customers. BFYY has forecasted optical engine purchases from POET’s joint venture company, Super Photonics Xiamen (“SPX”), at over $30 million over a three-year period.
  Announced a collaboration with Vanguard Automation GmbH, the developer of 3D-nanoprinted Photonic Wire Bond and Micro-Lens technology and manufacturer of software-defined equipment for photonic integration and packaging, to enable the integration of Micro-Lenses on the POET Optical Interposer platform to maximize coupling efficiency while maintaining POET’s wafer-level passive assembly process.
  Several current and former directors holding warrants that expire on April 3, 2023 have exercised their warrants.

Management Comments

“The Company’s effort during the fourth quarter has been well rewarded in the form of several pivotal announcements in early 2023,” stated POET Chairman & CEO, Dr. Suresh Venkatesan. “In January, we released to production four optical engines, marking a significant commercialization milestone for both POET and Super Photonics. Having recently completed product design verification and reliability testing on these optical engines, we are now working closely with multiple customers on the internal qualifications for their end customers. We were also pleased to announce POET’s optical engines enabling ADVA’s unique MicroMux Quattro pluggable device. The opportunity to work with ADVA serves to further validate the Company’s optical engines. As additional evidence of our progress, in February we announced our partnership with Luxshare Technology, which is focused on leveraging POET’s highly integrated Infinity chiplet platform to expand its 400G and 800G pluggable transceiver solutions for the data center market. Also notable was the signing of key supplier arrangements in the fourth quarter with Lumentum Holdings for its directly modulated lasers.”

“Most recently, the Company participated at OFC 2023 where we successfully hosted live demonstrations of our advanced optical engine and light source products as well as held meetings with a series of prominent prospective customer and partners. In conjunction with OFC, we also showcased our POET Infinity chiplet-based transmitter platform for 400G, 800G and 1.6T pluggable transceivers and co-packaged optics solutions. Our team was extremely pleased with the high level of interest and engagement at OFC, which we anticipate to lead to expanded product sampling and customer qualifications in the coming quarters. We believe POET is increasingly in a predominant position to become a leading optical engine supplier at advanced data rates, as we continue preparations to ramp volume production in the second half of 2023. Additionally, we are making important advancements on our targeted products for AI-ML applications at an ideal time as market demand rapidly expands for new scalable, cost-effective solutions.”

Non-IFRS Financial Summary
The Company reported non-recurring engineering revenue (“NRE”) of $200,000 in the fourth quarter of 2022 compared to $nil for the same period in 2021 and $233,000 in the third quarter of 2022. In 2022, the Company provided NRE contract services to multiple customers, one of which continued to contract services from the prior year. The revenue relates to unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer.

The Company reported a net loss of $6.3 million, or ($0.17) per share, in the fourth quarter of 2022 compared with a net loss $3.7 million, or ($0.10) per share, for the same period in 2021 and a net loss of $4.0 million, or ($0.11) per share, in the third quarter of 2022. The net loss in the fourth quarter of 2022 included research and development costs of $2.7 million compared to $2.0 million for the same period in 2021 and $1.9 million in the third quarter of 2022. Fluctuations in R&D for a Company of this size and this stage of growth is expected on a period-over-period basis as the Company transitions from technology development to product development.

Non-cash expenses in the fourth quarter of 2022 included stock-based compensation of $1.6 million and depreciation and amortization of $0.3 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2021 were $1.2 million and $0.3 million, respectively. Third quarter 2022 stock-based compensation and depreciation and amortization were $0.9 million and $0.3 million, respectively. The Company had non-cash finance costs of $12,000 in the fourth quarter of 2022 compared to non-cash finance costs of $16,000 in the fourth quarter of 2021 and non-cash costs of $12,000 in the third quarter of 2022.

The Company recognized other income, including interest of $69,000 in the fourth quarter of 2022, compared to $27,000 in the same period in 2021 and $57,000 in the third quarter of 2022.

Non-cash impact of joint venture in the fourth quarter of 2022 was a net loss of ($0.4) million, compared to a net gain of $1.0 million in the same period of 2021 and a net gain of $0.1 million in the third quarter of 2022. The Company’s share of loss is approximately 80.7% of the loss of Super Photonics in the fourth quarter of 2022, 92.8% in the fourth quarter of 2021 and 87.9% in the third quarter of 2022. The Company's current share of the operating loss is a result of the high value of the Company's initial contribution. The non-cash impact of joint venture in the fourth quarter of 2022 consisted of a gain on the Company’s investment in the joint venture of $1.3 million netted against a loss on the joint venture operations of ($1.7) million. The gain in the same period of 2021 was $1.5 million and was netted against a loss from operations of ($0.5) million. The gain in the third quarter of 2022 was $0.5 million and was netted against a loss from operations of ($0.4) million.

Cash flow from operating activities in the fourth quarter of 2022 was ($2.7) million compared to ($3.2) million in the fourth quarter of 2021 and ($2.5) million in the third quarter of 2022.

Non-IFRS Financial Performance Measures
Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

POET TECHNOLOGIES INC.
PROFORMA – NON-IFRS AND IFRS PRESENTATION OF OPERATIONS
(All figures are in U.S. Dollars)

For the Quarter ended:	31-Dec-22	30-Sep-22	30-Jun-22	31-Mar-22	31-Dec-21
Sales	199,559	232,928	120,261	-	-
Research and development	(2,745,886)	(1,884,767)	(1,829,369)	(2,232,534)	(2,010,793)
Depreciation and amortization	(341,017)	(336,446)	(313,677)	(302,018)	(281,178)
Professional fees	(430,668)	(203,778)	(291,185)	(248,112)	(269,306)
Wages and benefits	(665,682)	(646,349)	(728,313)	(608,518)	(610,428)
Impact of join venture	(405,471)	116,747	(745,961)	(430,321)	1,022,417
Stock-based compensation	(1,588,706)	(880,796)	(969,661)	(997,441)	(1,181,375)
General expenses and rent	(359,062)	(484,559)	(552,410)	(622,060)	(377,223)
Interest expense	(11,610)	(11,707)	(12,627)	(13,794)	(15,512)
Other income, including interest	68,592	57,429	40,300	21,999	26,650
Net loss	(6,279,951)	(4,041,298)	(5,282,642)	(5,432,799)	(3,696,748)

Net loss per share	(0.17)	(0.11)	(0.14)	(0.15)	(0.10)

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of 800G modules based on 400G optical engine developments, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s fourth-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, missing the window for 800G modules based on 400G optical engines, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by fourth-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and the agreement by shareholders to approve proposals put forth by the Company at shareholders’ meetings. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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